

May 11, 2022

John F. Erhard
Chief Executive Officer
ArcLight Clean Transition Corp. II
200 Clarendon Street, 55th Floor
Boston, Massachusetts 02116

> **Re: ArcLight Clean Transition Corp. II**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed May 9, 2022**
> **File No. 333-262583**

Dear Mr. Erhard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form S-4

The Private Placement, page 30

1. We note your disclosure regarding the subscription agreement with PIPE Investors, including your disclosure that the subscription agreement includes a termination right if the transaction contemplated by the subscription agreement has not been consummated by May 31, 2022. Please update the disclosure throughout your prospectus regarding the status of the subscription agreement and any amendments to the termination provision, and disclose all material risks.

You may contact Mark Wojciechowski at (202) 551-3759 or John Cannarella at (202) 551- 3337 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Julian Seiguer